CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

                                                                    EXHIBIT 99.2

                                  AMENDMENT TO
                                LICENSE AGREEMENT

      This Amendment to License Agreement ("Amendment") is an amendment to the License Agreement and License Agreement Summary (hereinafter collectively referred to as "Agreement") each dated September 1, 1997 between HASBRO, INC. and HASBRO INTERNATIONAL, INC., both with a principal place of business at 1027 Newport Avenue, Pawtucket, Rhode Island 02862-1059 (hereinafter collectively referred to as "Licensor") and WMS GAMING INC., with its principal place of business at 3401 North California Avenue, Chicago, Illinois 60618 ("Licensee").

                                    RECITALS:

   A. Pursuant to the Agreement, among other things, Licensor granted a license to Licensee to manufacture, distribute, promote and sell certain gaming products, sold in association with the trademark "MONOPOLY(R)". Capitalized terms used in this Amendment and not otherwise defined shall have the meanings given to such terms in the Agreement.

   B. Licensor and Licensee desire to modify and amend the Agreement.

                                   AGREEMENT:

      THEREFORE, in consideration of the mutual covenants and agreements in the Agreement and this Amendment, the parties hereby agree as follows:

1. Royalties. Section 2(i) of the License Agreement Summary is hereby deleted in its entirety and replaced with the following text:

      (i) For all Licensed Articles which are not sold outright by Licensee, but rather are leased or otherwise placed with licensed third parties under arrangements where Licensee will receive ongoing payments from their operation during the term of the Agreement, Licensee shall, where lawful, pay Licensor a royalty equal to [*] of the gross revenue received by the Licensee for the leasing or other use of such Licensed Article, less any fees or taxes payable to third parties such as government levies, third party commissions, prizes for players (or funds to support such prizes), royalties or fees to other licensors and amounts payable to casinos or other licensed gaming establishments. In such jurisdictions where Licensor is precluded by statute, regulation, rule, ordinance or order from receiving royalty payments based upon such percentage of Licensee's revenues as provided above without Licensor first being licensed, approved or found suitable, Licensee shall pay Licensor a Flat Fee royalty (as more fully set forth in the attached Flat Fee Schedule) for each day during the period during which Licensee accrues or is otherwise entitled to payment from which Licensee would otherwise have remitted royalty payments on a percentage basis to Licensor hereunder. The parties agree that due to the novelty of the Licensed Articles and potential changes in market conditions and consumer preferences, the parties shall review the Flat Fee Schedule not less frequently than annually and shall negotiate in good faith to make any adjustments which may be necessary or appropriate to reflect any such changes to market conditions or consumer acceptance of the Licensed Articles, subject to applicable gaming regulatory requirements. Under

----------

* Certain information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended.


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
            no circumstances may the Flat Fee royalty be adjusted more than once every twelve months.

2. Cooperation with Gaming Authorities and Compliance with Gaming Laws. Licensee and Licensor will cooperate in good faith and will use their best efforts to comply with the requirements of all applicable gaming laws and gaming authorities having jurisdiction over Licensee and the sale or operation of the Licensed Articles (each a "Gaming Authority"). If a Gaming Authority prohibits or restricts the taking of any action, including the payment of monies, which prohibition or restriction frustrates any purpose of the Agreement, the parties will in good faith attempt to modify or amend the Agreement, or take other appropriate action, to obtain the approval of such Gaming Authority to permit payment by Licensee of the amounts due Licensor hereunder. If Licensee is prevented from paying Licensor royalty payments by a Gaming Authority for any reason, Licensee shall deposit such royalty payments into an escrow account established with a mutually agreeable escrow agent for the benefit of Licensor until payment is authorized by such Gaming Authority or otherwise distributed pursuant to an order of a court of competent jurisdiction. The funds deposited in the escrow account shall be invested as directed by Licensor.

3. Quarterly Statements. Licensee shall provide Licensor, with each quarterly statement under Section 2(c) of the Agreement, an updated tally that will break down the exact location (i.e., the name and city of the casino or other establishment where located) of each Licensed Article which is a gaming device and has not been sold by Licensee.

4. Sales and Marketing. Licensee agrees that it shall use reasonable business efforts to engage in discreet sales and marketing efforts for the Licensed Articles, it being acknowledged that Licensee does not have separate sales staff or facilities dedicated solely to the sale and marketing of Licensed Articles. Licensee will not, in any event, condition the sale/placement of Licensed Articles upon the sale/placement of Licensee's other goods or services.

5. Amendment Priority. Except as specifically modified or amended by this Amendment, all of the terms and conditions of the License Agreement and License Agreement Summary are unmodified and shall remain in full force and effect. In the event a discrepancy arises between the terms and conditions of the Agreement and the Amendment, this Amendment shall prevail.

      IN WITNESS WHEREOF, the parties have hereunto set their hand this ____ day of __________, 1998.


HASBRO, INC.                              WMS GAMING INC.

By: /s/Harold P. Gordon                   By: /s/Kevin Verner

Title: Vice Chairman                      Title: EVP, COO

HASBRO INTERNATIONAL, INC.

By: /s/Harold P. Gordon

Title: Vice Chairman


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                                Flat Fee Schedule

Listed below are the Flat Fee royalties by jurisdiction to be paid by Licensee to Licensor per Licensed Article per day.



      Jurisdiction            Flat Fee Amount         Notes
      ------------            ---------------         -----
1.  Nevada                          [*]



















                                                                Initial    /i/KV

                                                                Initial ________

--------

* Certain information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended.


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